SOLICITORS AND INTERNATIONAL LAWYERS

12TH FLOOR GLOUCESTER TOWER  |  THE LANDMARK  |  15 QUEEN’S ROAD CENTRAL  |  HONG KONG

WWW.SHEARMAN.COM  |  TEL+852.2978.8000  |  FAX +852.2978.8099

PARTNERS

Matthew D. Bersani	Sidharth Bhasin†	Brian G. Burke	Lorna Xin Chen	Peter C.M. Chen
Nils Eliasson	Colin Law	Kyungwon Lee	Paul Strecker	Paloma P. Wang
Alan Y.L. Yeung

REGISTERED FOREIGN LAWYERS

Andrew D. Ruff ‡	Shichun Tang ‡

Paul Strecker

To Call Writer Directly:

+852 2978 8038

Paul.Strecker@Shearman.com

March 11, 2016

VIA EDGAR

Re:	iDreamSky Technology Limited
Schedule 13E-3
Filed January 19, 2016
File No. 005-88636

Dear Ms. Chalk,

On behalf of iDreamSky Technology Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 4, 2016 with respect to the Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”) filed on January 19, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings as in the Revised Proxy Statement.

†	Non-resident Partner

‡	Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT   |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI  ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

March 11, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Dream Technology Holdings Limited, Dream Investment Holdings Limited, Dream Merger Sub Limited, Mr. Michael Xiangyu Chen, Mr. Anfernee Song Guan, Dream Data Services Limited, DT01 Holding International Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), Peking Pusi Investment Co., Ltd., V Capital Company Limited, LT Prosperity (Tianjin) Asset Management LLP, Jiaxing Yaming Investment Partnership (Limited Partnership), Jiaxing Nuoxin Investment Partnership (Limited Partnership), Fortune Wisdom Venture Capital Co., Ltd., Newplus iDream Investment Partnership (Limited Partnership), Shanghai Super Star Venture Capital Partners (Limited Partnership), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), Shanghai Greenwoods Asset Management Limited, Shanghai Weiying Gefei Investment Management Ltd., Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership), such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

*     *    *    *    *

Summary Term Sheet

Support Agreement, page 6

1.	Identify the “certain other existing shareholders of the Company” who entered into the Support Agreement with the Company (along with the Rollover Shareholders) and describe their existing relationship with the Company (besides being shareholders), if any. If these certain existing shareholders are affiliates of the Company, provide your analysis as to whether they are engaged in the going private transaction (to the extent they are not already filers). We may have additional comments.

In response to the Staff’s comment, we have revised the disclosure on page 2 of Section “Introduction” of the Amendment and page 6 of the Revised Proxy Statement to indicate that “certain other existing shareholders of the Company” include Shipshape Holdings Limited (“Shipshape”), Ultimate Lenovo Limited (“Ultimate Lenovo”), Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P. (together with Redpoint Assoiates IV, L.L.C, collectively, “Redpoint”), LC Fund V, L.P. and LC Parallel Fund V, L.P. (together with LC Fund V, L.P., collectively, “LC Fund”). Shipshape is a BVI business company incorporated with limited liability under the laws of the British Virgin Islands and is wholly owned by Mr. Jeffrey Lyndon Ko, a director and president of the Company. Each of Redpoint and LC Fund beneficially owns 11.9% and 14.6% of the Shares, respectively, and no longer has any right to appoint any director or senior management member after the initial public offering of the Company. Ultimate Lenovo beneficially owns less than 2% of the Shares and does not have any right to appoint any director or senior management member of the Company.

Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. It is noted that under the Staff’s guidance in Section II.D.3. of the Current Issues and Rulemaking Projects dated November 14, 2000, the Securities and Exchange Commission indicated that the affiliate status necessarily depends on all relevant facts and circumstances of a particular transaction. Given the facts and circumstances specified above, Shipshape, Redpoint and LC Fund may be deemed as affiliated shareholders of the Company while Ultimate Lenovo may be deemed as an unaffiliated shareholder of the Company.

However, none of Shipshape, Redpoint and LC Fund will (i) acquire any equity interests in Holdco in consideration for the cancellation of their equity interests in the Company at the Effective Time, (ii) make any cash contribution to Holdco to finance the merger, or (iii) have any right to appoint a director or senior management member of Holdco or any of its subsidiaries after the Closing. Therefore, we do not believe that any of Shipshape, Redpoint and LC Fund will be an affiliate of Holdco or any of its subsidiaries after the Closing, and we do not believe that they should be considered as being engaged in the going private transaction despite the fact that they have entered into the Support Agreement to commit to voting in favor of the merger.

March 11, 2016

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger, page 7

2.	Please clarify here and where appropriate whether you consider the Supporting Shareholders that are not part of the Buyer Group or Filing Persons to be unaffiliated shareholders.

As discussed in our response to Comment 1 above, we consider that Ultimate Lenovo may be deemed an unaffiliated shareholder of the Company while the other Supporting Shareholders that are not members of the Buyer Group or Filing Persons (including Shipshape, Redpoint and LC Fund) may be deemed affiliated shareholders of the Company. However, we do not consider Shipshape, Redpoint or LC Fund to be engaged in the going private transaction.

3.	Your merger agreement does not require the approval of a majority of unaffiliated security holders, given shares held by officers, directors and affiliates are not excluded from the vote. Further, since several of your principal shareholders that are not part of the Buyer Group or Filings Persons have already agreed to vote to approve of the merger pursuant to the Support Agreement, it appears the Supporting Shareholders already have the necessary vote to approve the merger by a two-thirds majority. In light of the Supporting Shareholders Support Agreement and 92.3% voting power, please discuss how this was considered by the Buyer Group, the Special Committee, and the Board with regards in reaching their conclusions for procedural fairness of the transactions. Unaffiliated shareholders that are not principal shareholders do not to appear to have a meaningful voice in whether to approve of the transaction beyond their dissenter’s rights. See Item 1012(d) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on pages 41, 42 and 43 of the Revised Proxy Statement.

The Company respectfully notes that the procedural safeguards which the Special Committee relied on in determining the transaction to be procedurally fair are disclosed on pages 38 and 39 of the Revised Proxy Statement. The Company also respectfully notes that the fact that the transaction is not subject to the approval of a majority of the unaffiliated security holders has been disclosed as a potential negative factor considered by the Special Committee in the first bullet point on page 39 of the Revised Proxy Statement. The Company further notes that a “majority of the minority” voting provision is not required under Cayman Islands Companies Law and is not reflected in current market practice for going private acquisitions of foreign private issuers with primary businesses in China. As disclosed on pages 38 and 39 of the Revised Proxy Statement, the Special Committee also took into consideration the fact that, under Cayman Islands Companies Law, shareholders of the Company who dissent from the merger will have the right to seek payment of the fair value of their Shares if the merger is completed. Finally, the Special Committee considered its ability to evaluate any unsolicited proposal regarding a competing transaction that may result in a superior proposal under the merger agreement until the date the merger agreement is authorized and approved by the Company’s shareholders.

4.	In light of the condition to the merger where the Buyer Group may reject the merger at their option if more than 15% of the shareholders seek Dissenter’s Rights, please clarify the percentage of unaffiliated shareholders that have not signed the Support Agreement would be necessary to meet this 15% threshold.

The Company respectfully advises the Staff that unaffiliated shareholders that are not Supporting Shareholders under the Support Agreement currently own an aggregate of 29.9% of the total issued and outstanding Shares. Therefore, as long as unaffiliated shareholders holding at least 15% of the total issued and outstanding shares immediately prior to the effective time of the merger validly exercise dissenter’s rights, the 15% threshold will be met, which could result in non-consummation of the merger and termination of the merger agreement by Parent .

March 11, 2016

Purposes and Effects of the Merger, page 9

5.	Revise to avoid conclusory statements such as describing the purpose of the transaction as “to enable Parent to acquire 100% control of the Company.” This section should be revised to summarize the disclosure in the corresponding section on page 53 of the proxy statement.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 9 and 59 of the Revised Proxy Statement.

Special Factors Relating to the Merger

Background of the Merger, page 23

6.	Expand to describe the events leading up to Mr. Chen’s submission of a preliminary proposal to acquire the Company on June 13, 2015. In addition, revise to identify the affiliates of Mr. Chen who were involved in the June 13, 2015 bid.

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Revised Proxy Statement to describe the circumstances under which Mr. Chen submitted the preliminary proposal to acquire the Company on June 13, 2015. No affiliate of Mr. Chen was particularly involved in the June 13, 2015 bid. Subsequent to June 13, 2015, Dream Data joined the Buyer Group and is therefore deemed to be a Filing Person. Dream Data is the only affiliate of Mr. Chen that is engaged in the going private transaction.

7.	See our last comment above. On page 28, you reference that the “Buyer Group” held a kick-off meeting with their advisors on June 23, 2015. Please identify the members of the “Buyer Group” at this meeting. We note, for example, that the Form 6-K filed on June 15, 2015 references a “Buyer Group” that consisted of Mr. Chen and his affiliates. According to page 1, the term the “Buyer Group” is defined as consisting of additional Sponsors and Rollover Shareholders. If you mean the more comprehensive version of Buyer Group, please clarify when Mr. Chen contacted the other members that are not his affiliates to propose that they participate in the going-private transaction.

In response to the Staff’s comment, we have revised the disclosure on page 28 of the Revised Proxy Statement to indicate that Mr. Chen and THL held a kick-off meeting with their advisors on June 23, 2015.

The “Buyer Group” used in Section “Special Factors - Background of the Merger” consists of the Rollover Shareholders and the Sponsors, as applicable, as the relevant parties formed or joined the Buyer Group at different times described therein. We have revised the disclosure on pages 31 and 32 of the Revised Proxy Statement to clarify when Mr. Chen (and together with China Renaissance) contacted the other non-affiliated members of the Buyer Group in connection with the going private transaction.

8.	You disclose on page 29 that your Cayman Islands counsel Maples and Calder was also engaged by the Special Committee as its Cayman Islands counsel related to the going-private transaction. Please clarify whether Maples and Calder also advised the board regarding issues related to the going-private transaction.

The Company respectfully advises the Staff that prior to the formation of the Special Committee, Maples and Calder did not advise the Board regarding issues related to the going private transaction. The Special Committee was established by the Board to consider and negotiate the proposed going private transaction and any alternative transaction on behalf of the Board. As such, the Special Committee decided to engage Maples and Calder as its Cayman counsel.

9.	Please provide more details of nature of the discussions and who Shearman & Sterling and Duff & Phelps contacted at Tencent regarding the possibility of an alternative transaction. For example, it is unclear which representatives of Tencent were contacted, which specific Tencent entity they represented, or if they were the same individuals contacted by Mr. Chen on June 15, 2015. Further, the discussion on page 30 indicates that Mr. Ma and Tencent indicated it would likely participate as a member of the Buyer Group, but it unclear whether an alternative transaction was proposed to Tencent or its representatives.

In response to the Staff’s comment, we have revised the disclosure on pages 28 and 30 of the Revised Proxy Statement.

March 11, 2016

10.	In light of the shareholder complaints related to the proposed offer price described on page 30, please explain why the Special Committee did not seek a market check. Please further provide more information regarding the nature of these shareholder complaints, such as the number of complaints and whether any of them were from principal shareholders. Also, clarify whether these complaints were considered as a negative factor in your fairness discussion on pages 39 and 40.

In response to the Staff’s comment, we have revised the disclosure on page 30 of the Revised Proxy Statement to include additional details regarding the shareholder complaints.

The Company respectfully advises the Staff that the Special Committee decided not to seek a market check after considering the following factors:

•	As disclosed on page 29 of the Revised Proxy Statement, on June 29, 2015, the Special Committee instructed DPS to verbally contact a limited number of the most likely potential bidders for the Company to assess their interest in a possible alternative transaction. Following the Special Committee’s instructions, representatives of DPS contacted eight potential bidders, comprising five strategic bidders and three financial bidders to assess whether any such parties had an interest in pursuing a transaction involving the Company. However, none of the parties contacted expressed interest in pursuing a potential alternative transaction involving the Company.

•	In addition, as disclosed on page 30 of the Revised Proxy Statement, the Special Committee also considered other factors, including (i) that the Buyer Group had confirmed that they were not interested in selling their interests in the Company or participating in any alternative transaction; (ii) the Buyer Group’s ongoing negotiations with Tencent as a rollover shareholder in the proposed going private transaction and Tencent’s confirmation of its intention to participate in the Buyer Group; (iii) that the shares of the Buyer Group, including the participation of Tencent, would represent a voting interest of more than 50% of the total voting interests represented by shares in the Company; (iv) market practice for conducting a market check in this context; (v) the fact that no third party (including any parties contacted by DPS) had indicated any interest in pursuing an alternative transaction involving the Company; and (vi) the volatility of the industry and the sector in which the Company operates.

The Special Committee took into consideration and discussed the negative views expressed by such shareholders, which formed part of the Special Committee’s overall evaluation of the transaction. However, the Special Committee did not consider the views of such shareholders on the intrinsic value of the Company to be a negative factor, given the process and evaluation conducted by the Special Committee, including the receipt of Duff & Phelps’s fairness opinion to the effect that the merger consideration was fair to the shareholders, from a financial point of view.

11.	On page 34, you discuss an update provided by Duff & Phelps to the Special Committee on December 23, 2015 concerning management financial projections and valuation. Please clarify whether Duff & Phelps made any preliminary opinions as to the fairness or provided preliminary valuation information to the Special Committee. If so, please provide a summary of this preliminary oral report, pursuant to Item 1015 of Regulation M-A and clarify whether there were any material changes from the final report by Duff & Phelps.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Revised Proxy Statement.

12.	Please describe the details of the negotiations of DPS with the Buyer Group on December 30, 2015, as disclosed on page 34. In particular, please clarify whether DPS proposed a specific higher price, or if it merely requested the Buyer Group increase its current offer of $14 per ADS.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Revised Proxy Statement.

March 11, 2016

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 36

13.	On pages 29, you disclose that DPS contacted eight potential bidders, but none of them expressed any interest. Thus, on page 38, you indicate that the lack of any interest from other parties for an alternative transaction supported the recommendations of the Special Committee and the Board. On page 70, you indicate that an affiliate of Tencent, THL A19, is your principal shareholder and held the right of first refusal when holders of preferred shares received a bona fide firm offer to purchase such shares “from a competitor of THL A19.” According to this shareholder agreement, this right of first refusal included potential offers from KW Qihoo 360 Technology Co. Ltd., UCWeb Inc., NetDragon Websoft Inc., Alibaba.com Limited, Baidu, Inc. and Sina Corp. or their respective affiliates, or any other competitor of Tencent Holdings Limited. Please clarify whether this right of first refusal impacted the potential bidders sought by DPS on behalf of the Special Committee. Further, please clarify the role of Mr. Ma, your director affiliated with Tencent, in discussing alternatives transactions with Tencent and whether the Special Committee or its advisors sought to seek a waiver of any right of first refusal provisions to seek a broader set of candidates for an alternative transaction.

As disclosed on page 76 of the Revised Proxy Statement, all of THL A19’s preferential rights as a holder of preferred shares, including the right of first refusal to participate in the purchase of shares sold by certain shareholders of the Company and the right of first refusal to acquire shares subject to an offer from a competitor of THL A19, were terminated upon the initial public offering of the Company. Only the registration rights contained in the shareholder agreement survived the completion of the initial public offering. Therefore, no such waiver was required in the context of the proposed going private transaction.

14.	This section indicates that the reasons considered to approve the merger are the same for the Special Committee and the Board. The Board, however, consists of three interested directors, Messrs. Chen and Guan, who are filing persons, and Mr. Ma, who is affiliated with THL A19 and Tencent. Please clarify how the Board’s reasons or factors differed with regards to the divergent interests and potential conflicts related to Messrs. Chen, Guan, and Ma. To the extent that the Board considered the same factors as the Special Committee in assessing fairness, you should expand to explain its separate analysis of those factors.

The Company respectfully notes that the Board’s awareness of the interests of some of the Company’s directors and shareholders (including but not limited to Messers. Chen and Guan) being different from those of unaffiliated security holders are disclosed on pages 39, 60 and 61 of the Revised Proxy Statement. As disclosed on page 36 of the Revised Proxy Statement, Mr. Chen, Mr. Guan and Mr. Ma attended the Board meeting held on December 31, 2015, declared their respective interests in the proposed transaction at the beginning of such meeting and voted upon matters discussed at such meeting. Additionally, the Company respectfully advises the Staff that the Board acknowledged that while the Board considered the same factors as the Special Committee in assessing fairness, each individual member of the Board could have given different weights to different factors and viewed some factors more positively or negatively than others. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

Certain Financial Projections, page 43

15.	On page 44, you indicate that the table summarizes the financial projections provided to Duff & Phelps and the Special Committee. Please clarify whether this presentation provides the complete set of projections provided by management. We note, for example, you reference EBITDA, adjusted EBITDA, and adjusted net income on page 43, but do not provide any projections related to these items.

In response to the Staff’s comment, we have revised the disclosure beginning on page 44 in the Revised Proxy Statement to include the complete set of projections provided by the management to Duff & Phelps and the Special Committee, which includes, among other things, EBITDA, adjusted EBITDA and adjusted net income.

March 11, 2016

16.	Please describe any material “assumptions about future financial factors affecting the Company’s business,” as described on page 44, including any limitations on the projections presented.

In response to the Staff’s comment, we have added additional disclosure on page 45 of the Revised Proxy Statement to include material assumptions made by the Company’s management in preparing the financial projections.

Opinions of the Special Committee’s Financial Advisor, page 45

General

17.	Please revise to disclose the data underlying the results described in each analysis and to show that information resulted in the multiples or values disclosed. See Item 1015(b)(6) of Regulation M-A. We note that much of this data is presented in Exhibit 99(c)(2).

In response to the Staff’s comment, we have revised the disclosure from pages 49 to 58 of the Revised Proxy Statement.

18.	Please describe any material information, assumptions, projections, plans or intentions, if any, provided to you by management, either orally or through written documents that are not already provided on pages 43 and 44.

In response to the Staff’s comment, we have revised the disclosure on page 44 of the Revised Proxy Statement.

Discounted Cash Flow Methods, page 48

19.	We note that projected cash flows are not provided in the summary of management projections on page 44. Please clarify the source of your cash flow data. Further, please describe the substance of the discussions Duff & Phelps had with management to assume a 5.0% terminal growth rate that was partly based on the “long-term growth rate of the … Company’s business” and used to extrapolate projected cash flows in 2018 and 2019.

In response to the Staff’s comment, we have revised the disclosure on page 49 of the Revised Proxy Statement.

Summary of Selected Public Companies/ M&A Transaction Analyses, page 51

20.	Please clarify the criteria Duff & Phelps selected that resulted in it being unable to find sufficient target companies comparable to you in the selected M&A transactions analysis. We note that according to page 11 of your Form 20-F filed on April 30, 2015 and your Form F-1, King Digital Entertainment and China Mobile Games and Entertainment Group Limited were considered your competitors. It is unclear why these and the other targets were not comparable to provide a viable analysis.

In response to the Staff’s comment, we have revised the disclosure on page 53 of the Revised Proxy Statement.

March 11, 2016

Financing, page 57

21.	Please clarify whether any of the $257,863,351 in potential equity financing commitments described on page 60 is contingent upon these individuals or entities acquiring funds through further debt arrangements. If so, please revise to describe these indirect borrowings, as required by Item 1007(d) of Regulation M-A.

Pursuant to the terms of the Equity Commitment Letters, the equity contributions contemplated by such Equity Commitment Letters are not contingent upon acquiring funds by the Sponsors through further debt arrangements. For so long as (a) all conditions precedent to the obligations of Parent and Merger Sub to consummate the transactions contemplated by the merger agreement have been satisfied or waived, (b) funding of the portion of the equity financing that is to be funded by the other Sponsors pursuant to the other Equity Commitment Letters has been completed or will be completed contemporaneously, (c) funding of the debt financing (if the equity financing is funded at the Closing) has been completed or will be completed contemporaneously and (d) either the Closing has been contemporaneously consummated or an order requiring Parent to cause the equity financing to be funded and to consummate the merger has been obtained by the Company, each Sponsor has a contractual obligation to contribute, or will cause to be contributed, as an equity contribution to Holdco an amount as set forth in its corresponding Equity Commitment Letter.

22.	Please revise your disclosure to provide more details of the upfront fees to be paid the Debt Financing Sources, as described on page 60. In your Debt Commitment Letter, you reference upfront fees are to be paid as set forth in the “Fee Letter.” Please clarify whether the Fee Letter refers to Section 8.3 of the Debt Commitment Letter or if it refers to an unfiled document. Please refer to Item 1007(c) of Regulation M-A for further guidance.

The “Fee Letter” reference in the Debt Commitment Letter refers to that certain fee letter, dated December 31, 2015, by and between Merger Sub and the Lender. In response to the Staff’s comment, we have revised the disclosure on page 66 of the Revised Proxy Statement to provide more details of the upfront fees to be paid to the Debt Financing Sources pursuant to the Fee Letter in accordance with Item 1007(c) of Regulation M-A.

Conditions to the Merger, page 93

23.	Please revise to identify the Sponsor Required Approvals described on page 94 and A-16 by the NDRC, MOFCOM, and/or SAFE. Please clarify which sponsors require such approvals and describe the relevant regulatory approvals and applicable laws.

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Revised Proxy Statement to clarify the definition of the Sponsor Required Approvals.

Since all the Sponsors other than Mr. Chen and Mr. Guan are entities incorporated or formed within the PRC and will make overseas equity investments from the PRC to fulfill their contribution obligations under the Equity Commitment Letters, they are subject to filings with the local counterparts of the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) and registration with local banks with respect to their overseas investments in accordance with the PRC laws.

Pursuant to the Administrative Measures for Approval and Record-filing on Overseas Investment Projects, overseas investment projects conducted by the PRC entities within the territory of the PRC are subject to approval by or record-filing with the NDRC, as applicable. Unless otherwise provided, overseas investment projects with the Chinese party’s investment amount of less than US$300 million implemented by local enterprises are subject to record-filing with the competent investment departments of the provincial-level governments. The NDRC will issue a written record-filing notice to each overseas investment project that meets the record-filing requirements.

Pursuant to the Administrative Measures for Overseas Investment, overseas investments conducted by enterprises that are established within the territory of the PRC are subject to record-filing with the MOFCOM, except that any overseas investment which involves sensitive countries or regions and sensitive industries is required to be approved by the MOFCOM. With regard to overseas investment conducted by a local enterprise that is subject to record-filing, the local enterprise shall file with the competent local counterpart of the MOFCOM. The MOFCOM will issue a Certificate of Overseas Investment by Enterprises to each enterprise that meets the record-filing requirements.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, together with its appendix the Guidelines for Direct Investment-related Foreign Exchange Business, a domestic institution may select a bank at its place of incorporation to handle the direct investment-related foreign exchange registration, and may handle the follow-up business, including opening of direct investment-related account and funds transfer (such as outward or inward remittance of profits and dividends) only upon completion of the direct investment-related foreign exchange registration. The bank will issue a business registration certificate to each domestic institution that has completed the direct investment-related foreign exchange registration.

March 11, 2016

24.	We note that Qiyang Deng, Wenhao Fan, and Yang Wang are PRC shareholders of two of your VIE operating entities, Shenzhen Yiyou Technology Co., Ltd. and Shenzhen Zhuoyou Technology Co., Ltd. according to your Form 20-F filed on April 30, 2015. Please clarify the role of these nominee shareholders of your VIEs as it relates to your going-private transaction.

The Company respectfully advises the Staff that Shenzhen Yiyou Technology Co., Ltd., or Shenzhen Yiyou, and Shenzhen Zhuoyou Technology Co., Ltd., or Shenzhen Zhuoyou, are subsidiaries of one of the Company’s VIEs, Shenzhen iDreamSky Technology Co., Ltd, or Shenzhen iDreamSky. Shenzhen iDreamSky owns 86.5% of the equity interest in Shenzhen Yiyou, and 90.9% of the equity interest in Shenzhen Zhuoyou. As disclosed in the Company’s Form 20-F filed on April 30, 2015, Qiyang Deng and Wenhao Fan own 9.7% and 3.8% of the equity interest in Shenzhen Yiyou, respectively, and Yang Wang owns 9.1% of the equity interest in Shenzhen Zhuoyou. Each of Qiyang Deng, Wenhao Fan and Yang Wang are independent third parties of the Company and do not assume any role in the Company’s going private transaction.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 104

25.	Please disclose the beneficial ownership of Filings Persons that are not already disclosed, such as the holding by Greenwoods. See Item 1008 of Regulation M-A.

The Buyer Group respectfully advises the Staff that Shanghai Greenwoods Asset Management Limited (“Greenwoods”) is wholly owned by Shanghai Greenwoods Investment Development Limited, which is controlled by Jinzhi Jiang, and Greenwoods China Alpha Master Fund (“Greenwoods Fund”) is managed by Greenwoods Asset Management Limited, which is indirectly controlled by Jinzhi Jiang. Greenwoods does not have or share voting power or investment power of the Shares held by Greenwoods Fund in the Company, and therefore does not beneficially own any Share in the Company, according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Greenwoods Fund is not an associate or majority-owned subsidiary of Greenwoods according to Item 1008(a) of Regulation M-A and Rule 12b-2 under the Exchange Act. The Buyer Group further advises the Staff that, other than those already disclosed on page 110 of the Revised Proxy Statement, none of the other Filing Persons, their respective associates or majority-owned subsidiaries beneficially owns any Share in the Company.

March 11, 2016

*     *    *    *    *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Dream Technology Holdings Limited, Dream Investment Holdings Limited, Dream Merger Sub Limited, Mr. Michael Xiangyu Chen, Mr. Anfernee Song Guan, Dream Data Services Limited, DT01 Holding International Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd, Kingsun (Shanghai) Investment Co., Ltd., Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), Peking Pusi Investment Co., Ltd., V Capital Company Limited, LT Prosperity (Tianjin) Asset Management LLP, Jiaxing Yaming Investment Partnership (Limited Partnership), Jiaxing Nuoxin Investment Partnership (Limited Partnership), Fortune Wisdom Venture Capital Co., Ltd., Newplus iDream Investment Partnership (Limited Partnership), Shanghai Super Star Venture Capital Partners (Limited Partnership), Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), Shanghai Greenwoods Asset Management Limited, Shanghai Weiying Gefei Investment Management Ltd., Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership).

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8038.

Sincerely,

/s/ Paul Strecker
Paul Strecker
of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2016 with respect to the Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”), filed on January 19, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iDreamSky Technology Limited

By:	/s/ Ruby Rong Lu
Name:	Ruby Rong Lu
Title:	Chairman of the Special Committee

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2016 with respect to the Schedule 13E-3, File No. 005-88636 (the “Schedule 13E-3”), filed on January 19, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dream Technology Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Dream Investment Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Dream Merger Sub Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

Michael Xiangyu Chen

By:	/s/ Michael Xiangyu Chen

Anfernee Song Guan

By:	/s/ Anfernee Song Guan

Dream Data Services Limited

By:	/s/ Michael Xiangyu Chen
Name:	Michael Xiangyu Chen
Title:	Director

DT01 Holding International Limited

By:	/s/ Anfernee Song Guan
Name:	Anfernee Song Guan
Title:	Director

THL A19 Limited

By:	/s/ Lau Zhiping Martin
Name:	Lau Zhiping Martin
Title:	Authorised Signatory

Prometheus Capital (International) Co, Ltd

By:	/s/ Sicong Wang
Name:	Sicong Wang
Title:	Director

Kingsun (Shanghai) Investment Co., Ltd.

By:	/s/ Xiaowei Wu
Name:	Xiaowei Wu
Title:	Chairman

Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership)

By:	/s/ Jiaqing Li
Name:	Jiaqing Li
Title:	Authorized Representative, Director and General Manager

Ruipu Lehua (Tianjin) Investment Center (Limited Partnership)

By:	/s/ Mingchen Zhang
Name:	Mingchen Zhang
Title:	Executive Director

Peking Pusi Investment Co., Ltd.

By:	/s/ Sicong Wang
Name:	Sicong Wang
Title:	Chairman

V Capital Company Limited

By:	/s/ Weiqing Tang
Name:	Weiqing Tang
Title:	Partner

LT Prosperity (Tianjin) Asset Management LLP

By:	/s/ Xu Peng
Name:	Xu Peng
Title:	Partner

Jiaxing Yaming Investment Partnership (Limited Partnership)

By:	/s/ Lina Zhu
Name:	Lina Zhu
Title:	Authorized Representative of Executive Partner

Jiaxing Nuoxin Investment Partnership (Limited Partnership)

By:	/s/ Jingyuan Liang
Name:	Jingyuan Liang
Title:	Managing Partner

Fortune Wisdom Venture Capital Co., Ltd.

By:	/s/ Zhou Liu
Name:	Zhou Liu
Title:	Chairman and Founding Partner

Newplus iDream Investment Partnership (Limited Partnership)

By:	/s/ Jun Wang
Name:	Jun Wang
Title:	Authorized Representative

Shanghai Super Star Venture Capital Partners (Limited Partnership)

By:	/s/ Zhenquan Ren
Name:	Zhenquan Ren
Title:	Authorized Representative of Executive Partner

Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership)

By:	/s/ Guangyi Huang
Name:	Guangyi Huang
Title:	Director

Shanghai Greenwoods Asset Management Limited

By:	/s/ Jinzhi Jiang
Name:	Jinzhi Jiang
Title:	Chief Executive Officer

Shanghai Weiying Gefei Investment Management Ltd.

By:	/s/ Shi Lei
Name:	Shi Lei
Title:	Director

Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership)

By:	/s/ Junwen Lei
Name:	Junwen Lei
Title:	Executive Representative

Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership)

By:	/s/ Heng Zhang
Name:	Heng Zhang
Title:	Executive Representative